ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 27, 2007

07027093

RECEIVED
2007 OCT -4 A

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 27, 2007 (ASX - Announcement & Media Release: Activity Update)

dw 10/4

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

27 September 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Conducting logging operations

FAR has been advised by ARC Energy Limited that current operations at the well comprise conducting electric wireline logging operations.

A Drilling Report on the Valentine well is contained in the attached well summary sheet.

Stokes Bay 1 (FAR 8%)

The Stokes Bay 1 well will be drilled by sidetracking from the Valentine-1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

The very strong gas shows and indications of porosity in the shallower intervals of the Anderson and Laurel Formations which were encountered as planned substantially down-dip in the Valentine-1 well bore are considered highly encouraging for the targets of the Stokes Bay 1 well.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	27 September 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	0 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Spud Date:	1230 hrs, WST 12 August 2007
Final Depth at 0600 hrs:	3430mMD
Time of Reporting:	0600 hrs, WST 27 September 2007
Operations Since Last Report:	Conditioned hole prior to logging
Current Operations:	Conducting electric wireline logging operations
Comment:	The total depth of 3430mMD was reached at 09:00hrs 25th September 2007
Participants in the well (post earning):	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 67 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au